UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

SomaLogic, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

83444K105

(CUSIP Number)

September 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83444K105

1.	Names of Reporting Persons Novartis Pharma AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,691,140
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,691,140

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,691,140
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 4.8%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 83444K105

1.	Names of Reporting Persons Novartis Institutes for BioMedical Research, Inc.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,676,200
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,676,200
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,676,200
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.9%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 83444K105

1.	Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,367,340
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,367,340

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,367,340
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.7%
12.	Type of Reporting Person (see instructions) CO, HC

Item 1(a).	Name of Issuer: SomaLogic, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 2945 Wilderness Place, Boulder, CO 80301
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i)  Novartis Pharma AG, a Swiss corporation (“Pharma AG”), with respect to shares held by it;

(ii)  Novartis Institutes for BioMedical Research, Inc., a Delaware corporation (“NIBRI”), with respect to shares held by it; and

(ii)  Novartis AG, a Swiss corporation (“Novartis”), as the publicly owned parent of Pharma AG and NIBRI, with respect to the shares held by those entities.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Pharma AG and Novartis is Lichtstrasse 35, 4056 Basel, Switzerland. The address of the principal business office of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139.

Item 2(c).

Citizenship:

Pharma AG is a corporation organized under the laws of Switzerland and is a direct wholly-owned subsidiary of Novartis.

NIBRI is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of Pharma AG and NIBRI.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”).
Item 2(e).	CUSIP Number: 83444K105
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Pharma AG is the beneficial owner of 8,691,140 shares of Common Stock of the Issuer. NIBRI is the beneficial owner of 1,676,200 shares of Common Stock of the Issuer. As the direct parent of Pharma AG and the indirect parent of NIBRI, Novartis may be deemed to beneficially own these securities. Each of Pharma AG and NIBRI expressly disclaim beneficial ownership of shares beneficially owned by the other entity.

(b)	Percent of Class:

Pharma AG, NIBRI and Novartis beneficially own 4.8%, 0.9% and 5.7%, respectively, of the Issuer’s outstanding Common Stock, based upon 181,163,363 shares of Common Stock issued and outstanding as of September 1, 2021, as reported by the Issuer in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2021.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: Not applicable as to each Reporting Person.

(ii)	Shared power to vote or to direct the vote: Please see row 6 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of: Not applicable as to each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: Please see row 8 of the cover sheet to this Schedule 13G for each Reporting Person, which information is incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2021

Novartis Pharma AG

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

/s/ Stefan Thommen
Name: Stefan Thommen
Title: Authorized Signatory

Novartis Institutes for BioMedical Research, Inc.

/s/ Scott A. Brown
Name: Scott A. Brown
Title: General Counsel and Chief Administrative Officer

Novartis AG

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

/s/ Felix Eichhorn
Name: Felix Eichhorn
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1	Evidence of Signatory Authority

2	Joint Filing Agreement